Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

212-735-3000

July 3, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-4561

Attn:	Max A. Webb Assistant Director

RE:	WABCO Holdings Inc. Amendment No. 3 to Registration Statement on Form 10 Filed June 11, 2007 Commission File No. 001-33332

Dear Mr. Webb:

On behalf of WABCO Holdings Inc. (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated June 19, 2007 (the “Comment Letter”), in connection with the above-captioned Amendment No. 3 to Registration Statement on Form 10 (the “Registration Statement”). Amendment No. 4 to the Registration Statement is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.

Mr. Max A. Webb

United States Securities and Exchange Commission

July 3, 2007

Registration Statement on Form 10

Exhibit 99.1

Note 4—Warranties, Guarantees, Commitments and Contingencies

Litigation, page F-37

1.	We note from your revised disclosure on pages 61 and F-38 that if the maximum fine were levied in 2007 the total liability would be approximately $1.1 billion subject to a possible reduction for leniency of 20%. Considering that this potential maximum fine could approximate between $880 million (considering the 20% possible reduction) and $1.1 billion, we do not agree with your statement “that the payment of the fine will not have a material adverse effect on the financial condition or liquidity of WABCO due to WABCO’s anticipated operating cash flows and debt financing ability.” In this regard, we note the following from your filing:

•	Your operating cash flows for the past three fiscal years presented on page F-5 have been less than $220 million each year.

•	The $800 million revolving credit facility will expire on the fifth anniversary of the spin-off date. See page 56.

•	The $800 million revolving credit facility contains a liquidity covenant, which requires you to have at least $100 million of liquidity. See page 57.

•	Your cash balance as of March 31, 2007 and December 31, 2006 was $31.6 million and $34.8 million, respectively.

Based on the above, and considering the potential maximum fine, which is estimated to be between $880 million and $1.1 billion, it would appear that the majority of your operating cash flows for each of the five years subsequent to when the fine is imposed would be required to repay the amount drawn under the $800 million revolving credit facility to pay the imposed fine. This will limit your ability to draw additional funds from this revolving credit facility for operating or expanding your business. Based on the above, please revise your disclosure on pages 61 and F-38 to also state that the fine imposed by the European Commission could have a material adverse effect on the financial condition or liquidity of WABCO. As part of your revised disclosure you should disclose your plans for funding the payment of this maximum fine, if imposed, considering your current cash on hand and your expected operating cash flows.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Mr. Max A. Webb

United States Securities and Exchange Commission

July 3, 2007

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We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-7886.

Very truly yours,

/s/ Thomas W. Greenberg
Thomas W. Greenberg

cc:	Ulrich Michel

Mary Beth Gustafsson

Eileen T. Nugent